UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

IO Biotech, Inc.
 (Name of Issuer)

Common Stock, par value $0.001 per share
 (Title of Class of Securities)

449778109
 (CUSIP Number)

Christian Elling
Lundbeckfond Invest A/S
Scherfigsvej 7
DK-2100 Copenhagen Ø
+45  2062 1276
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 9, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 449778109	Page 2 of 5 Pages
1	NAMES OF REPORTING PERSONS
Lundbeckfond Invest A/S

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
21,851,920 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
21,851,920 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,851,920 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.6% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
The board of directors of Lundbeckfond Invest A/S, consisting of Steffen Kragh, Lars Holmqvist, Susanne Krüger Kjær, Michael Kjær, Peter Schütze, Svend Andersen, Henrik Sindal Jensen, Katja Barnkob, Mikkel Helmer Nielsen, and Morten Aagaard, and Lene Skole, the chief executive officer of Lundbeckfond Invest A/S, may be deemed to share voting and investment authority over the shares held by Lundbeckfond Invest A/S. No individual member of the board of directors of Lundbeckfond Invest A/S is deemed to hold any beneficial ownership in the shares held by Lundbeckfond Invest A/S.

(2)
Calculation is based on the sum of (i) 65,880,914 shares of Common Stock outstanding as of August 10, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2023, and (ii) 7,901,234 shares of Common Stock the Reporting Person has the right to acquire upon exercise of Warrants (as defined herein), which have been added to the total shares of Common Stock outstanding for purposes of calculating the Reporting Person’s beneficial ownership percentage in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP NO. 449778109	Page 3 of 5 Pages
Explanatory Note:  Pursuant to Rule 13d-2 of the Securities Exchange Act, as amended, this Amendment No. 1 to the Schedule 13D (“Amendment No. 1”) amends certain items of the Schedule 13D filed with the Securities and Exchange Commission on November 19, 2021 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”), relating to the common stock, par value $0.001 per share (the “Common Stock”), of IO Biotech, Inc. (the “Issuer” or the “Company”).  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On August 7, 2023, the Company and certain institutional investors (“Purchasers”), including the Reporting Person, entered into a Securities Purchase Agreement (the “Purchase Agreement”), pursuant to which the Company agreed to sell and issue (i) 37,065,647 shares of Common Stock and (ii) 37,065,647 warrants to purchase up to 37,065,647 shares of Common Stock (the “Warrants”), at a purchase price of $2.025 per share of Common Stock and Warrant (the “Private Placement”).  The Private Placement closed on August 9, 2023 (the “Closing”).

Pursuant to the Purchase Agreement, at the Closing on August 9, 2023, the Reporting Person purchased 7,901,234 shares of Common Stock and 7,901,234 Warrants from the Company for an aggregate purchase price of $15,999,998.85, or $1.90 per share of Common Stock and $0.125 per Warrant.  The Warrants have an exercise price of $2.47 per share and are exercisable at any time on or after August 9, 2023 and on or prior to 5:00 p.m. Eastern time on the earlier of (i) February 9, 2027, and (ii) one day prior to the closing of an Acquisition of the Company, as defined in the Form of Warrant, attached as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 7, 2023.

Each of the foregoing purchases was funded by the working capital of the Reporting Person.

The foregoing summary of the Purchase Agreement and Warrants does not purport to be complete and is qualified in its entirety by reference to the full text of each of the Purchase Agreement and the Form of Warrant, each of which is attached hereto as an exhibit to this Amendment No. 1 and is incorporated by reference.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 3 of this Amendment No. 1 is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 21,851,920 shares of Common Stock, which represents approximately 29.6% of the total number of shares of Common Stock outstanding.  The board of directors of the Reporting Person, including Steffen Kragh, Lars Holmqvist, Susanne Krüger Kjær, Michael Kjær, Peter Schütze, Svend Andersen, Henrik Sindal Jensen, Katja Barnkob, Mikkel Helmer Nielsen, and Morten Aagaard, and Lene Skole, the chief executive officer of the Reporting Person, may be deemed to share voting and investment authority over the shares held by the Reporting Person.  Neither Lene Skole nor any individual member of the Reporting Person’s board of directors is deemed to hold any beneficial ownership in the shares held by the Reporting Person.

The beneficial ownership percentage reported herein was calculated based on the sum of (i) 65,880,914 shares of Common Stock outstanding as of August 10, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2023, and (ii) 7,901,234 shares of Common Stock the Reporting Person has the right to acquire upon exercise of Warrants, which have been added to the total shares of Common Stock outstanding for purposes of calculating the Reporting Person’s beneficial ownership percentage in accordance with Rule 13d-3(d)(1)(i) under the Act.

(c) The response to Item 3 of this Amendment No. 1 is incorporated by reference herein.  Except for the transactions reported herein, there have been no transactions in shares of Common Stock by the Reporting Person in the past sixty days.

CUSIP NO. 449778109	Page 4 of 5 Pages
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 3 of this Amendment No. 1 is incorporated by reference herein.

Registration Rights Agreement

On August 7, 2023, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the Purchasers.  Under the terms of the Registration Rights Agreement, the Company has agreed to prepare and file, within 30 days after the Closing (the “Filing Deadline”), one or more registration statements with the Securities and Exchange Commission to register for resale the shares of Common Stock issued under the Purchase Agreement and the shares of Common Stock issuable upon conversion of the Warrants issued pursuant to the Purchase Agreement, and to cause the applicable registration statements to become effective within a specified period after the Filing Deadline.

The foregoing summary of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is attached hereto as an exhibit to this Amendment No. 1 and is incorporated by reference.

Except as otherwise set forth in this Amendment No. 1, there are no contracts, arrangements, understandings, or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.4        Purchase Agreement, dated as of August 7, 2023 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 7, 2023).

Exhibit 99.5        Form of Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 7, 2023).

Exhibit 99.6:        Registration Rights Agreement, dated as of August 7, 2023 (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 7, 2023).

CUSIP NO. 449778109	Page 5 of 5 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LUNDBECKFOND INVEST A/S

	By:	/s/ Brian Burkavage

Name: Brian Burkavage
Title: Attorney-in-Fact for Christian Elling, Managing Partner, and Lene Skole, Chief Executive Officer

Date: August 14, 2023

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).